ZimCal Asset Management LLC
BIMIZCI Fund LLC & Warnke Investments LLC
4737 County Road 101, #264
Minnetonka MN 55345
www.restoretheshine.com
June 10th, 2024

Dear Fellow Stockholders of Medallion Financial Corp.,

This year, Stephen Hodges, ZimCal Asset Management and its affiliates (together "ZimCal" or "We' or "Our") have nominated two new Directors of the Board of Directors (the "Board") of Medallion Financial Corp. ("MFIN or "Medallion" or the "Company"). Part of that process involves ZimCal and MFIN presenting their positions to Institutional Shareholder Services ("ISS") and Glass, Lewis & Co. ("GL") who are both large proxy advisors. We realize that winning over a proxy advisor is always difficult, regardless of how compelling the case for change is. However, it was with a combination of disbelief and confusion that we read the recommendations of ISS and GL who both advised shareholders to vote for the incumbent directors nominated by MFIN.

- Disbelief that both advisory firms voted FOR an underqualified and non-independent director in David Rudnick who also happens to be the father-in-law of MFIN's President, Andrew Murstein, who is facing SEC allegations of for touting, fraud and lying to MFIN's auditors.
- Disbelief that both incumbent board members who should know better, are enabling what can only be described as questionable governance given all the issues we pointed out at length in our publicly filed proxy materials and in our ISS and GL presentations.
- Confusion that both ISS and GL profess a strong commitment to strong corporate governance and yet are seemingly supportive of three family members on an eight person Board of Directors (the "Board"), including the Chairman of the Board who is the father of Andrew Murstein; a compensation structure that seems designed to obfuscate in comparisons to other firms; and an incentive plan that does not focus on core performance.
- Disbelief that ISS and GL identified concerns with the Board's independence and yet felt that support (rather than withholding, for example) for Andrew Murstein's father-in-law, with over 28-years of board tenure, would somehow result in better governance and oversight.
- Confusion that ISS and GL clearly believe that a Board that we believe has shielded the Chairman's son from accountability without demanding an independent 3rd party investigation into the SEC allegations and uses shareholder funds to pay his legal fees, is somehow equipped to hold management accountable.
- Disbelief at the inaccurate and misguided attempt at credit analysis/company performance conducted by ISS in particular, that seemingly ignored all our observations, used an unconventional analytical process and therefore could not provide a basis for or against a vote recommendation based on MFIN's performance.

The most disappointing issue for us is that we went to great lengths to show 3 important factors: 1. That Medallion Financial Corp.'s core earnings and performance needed to be analyzed without the noise of non-recurring Taxi Medallion assets so any period over period analysis could compare "apples-to-apples"; 2. That any compensation comparisons to other companies should be with Andrew Murstein who is the de facto leader of Medallion Financial Corp. rather than with the smaller compensation of Alvin Murstein, who is the named CEO; and 3. TSR without accounting for either volatility or the unique factors facing MFIN over the last ten years were of limited use compared to a more stable company. MFIN's situation is unique and yet our three years of analysis and experience in the name were completely ignored. We pointed out repeatedly that we did not trust management in general and specifically to proactively mitigate risks, pointing to the downplaying of the Taxi Medallion credit issues throughout 2016 before the portfolio imploded at FYE16 as an evidentiary example. ISS even quoted management to support their position against ZimCal's nominees by minimizing the decade high core annualized charge-offs at 4Q23 and 1Q24 by emphasizing that "the company stated multiple times throughout its 2022 and 2023 earnings calls that it expected net-charge offs to get back to a more normalized level, which it stated in our discussions was between approximately 3 to 6 percent." ZimCal went through the transcripts of every earnings call over that period and found no reference to a charge-off range ever being quoted by management (see below). Moreover, a charge-off rate that reached 5-6% would be catastrophic, not normalized. This appears to confirm our concerns about the accuracy of data provided by MFIN management.

We will begin with areas where we agree with ISS:

"Cautionary support for the say-on-pay proposal is warranted. The president's pay opportunities are higher than those of the CEO, which warrants continued close monitoring."

"The company does not disclose a specific rationale for paying the president more than the CEO, or compensating two executives at the CEO level"

"Dissident recommends that shareholders vote against the say-on-pay proposal; raises concerns regarding pay magnitude and structure. Cautionary support for this proposal is warranted. The president's compensation opportunities are significantly higher than those of the CEO, resulting in a structure where multiple executives are being paid at the CEO-level. This structure is generally disfavored, and warrants continued close monitoring."

"The most compelling argument from the dissident relates to the independence of the board. The eight-member board includes three non-independent directors who are family members (the Mursteins and Rudnick), with both Mursteins serving as company executives. Of the five independent directors, three (Meyer, Hatch, and Everets) also serve on the board of Medallion Bank. The family ties and interconnections between independent directors and Medallion Bank bring into question the board's ability to oversee, question, and challenge management."

"…the amendment to the settlement agreement and the fact that a new independent director has yet to be appointed raises concerns as to the board's delay in bringing on additional independent directors."

"The SEC lawsuit against the company does raise potential concerns for shareholders. If the SEC wins the lawsuit, Andrew Murstein would be barred from serving as a director and a named executive officer, and the company could face potential fines and penalties."

"There are potential concerns regarding shareholder unfriendly governance provisions, board independence, and the board's willingness to add new independent directors, as well as signs of shareholder discontent evidenced by low support for directors in recent annual meetings."

"It is somewhat troubling that the board lacks an understanding of the source of shareholder frustration that has driven low support for its director candidates."

We will now point out issues and concerns we have with ISS' analysis:

ISS Assumption:
Peer companies should primarily be other specialty finance lenders
We disagree. MFIN's bank subsidiary, Medallion Bank, represents 94% of its revenues and 95% of its loans. Medallion Bank is subject to FDIC and Utah DFI regulation. This means that the bank must maintain minimum capital levels, the bank cannot enter new business lines without regulatory input, regulators can control dividend flows to the holding company (which are used to service debt), and depositor protection overrides creditor or shareholder recoveries in a downside scenario. We believe that peers should majority include FDIC-insured institutions ideally with greater than average consumer exposure and high capital ratios, and should minority include specialty finance consumer lenders.

ISS Claim:
"The company reached a settlement with another shareholder, KORR Value, in May 2022, resulting in the addition of a lead independent director"
We do not consider the "lead independent director" independent. Brent Hatch was appointed lead independent director and has been on the Board of Directors (the "Board") for 2 years but has a prior relationship with the Murstein family going back almost 2 decades as board member of Medallion Bank, MFIN's largest subsidiary. Hardly what we would consider "independent". We question why the Company did not seek out an external candidate immediately.

ISS Claim:

"…pay and performance are reasonably aligned"

It is unclear what that means. When you strip out and look at core performance, it is at its lowest level since 2021 and yet bonuses are at their highest, materially driven by cash receipts on Taxi Medallion assets. Bonuses have increased as the Company's core business (~94% of revenues), which excludes Taxi Medallion recoveries, has declined. Despite a rapidly growing balance sheet, since the peak of 2021, core performance has declined materially in all cases to 3-year lows as measured by core NIM (FYE21 9.25% down to 8.39% at 1Q24), core ROAA (FYE21 3.0% down to 1.4% at 1Q24), core ROAE (FYE21 20.1% down to 10.4% at 1Q24) and core charge-offs (FYE21 0.24% deteriorating to 3.35% at 1Q24). Without the impact of Taxi Medallion recoveries, every executive would have received materially lower bonuses at FYE22 and FYE23. We noted that cumulative Taxi Medallion net charge-offs were $271 million at 1Q24 and yet material bonuses were paid on Taxi Medallion cash collections in 2022 and 2023 rather than linked only to core performance.

ISS Claim:

"…pay and performance are reasonably aligned, the STI [short-term incentive plan] is entirely based on pre-set goals, and newly-implemented PSUs vest based on clearly disclosed, multi-year goals."

Pre-set goals were suspended during the Taxi Medallion implosion and were re-introduced at FYE22 for the first time. For example, the 2021 bonus rationale was subjective: "For 2021, the Compensation Committee considered Medallion Financial Corp.'s performance, subsidiary performance, as well as implementation of critical (or key) strategic initiatives and individual performance. The Compensation Committee chose to evaluate performance measures in a holistic manner rather than assign weights to each individual factor…" With that justification, Andrw Murstein was paid $2.8 million in a cash bonus in 2021.

When you consider the impact of stock-based compensation, note that does not include out of the money stock options but rather stock awards (restricted and performance) which in 2023 made up 27% of Andrew Murstein's compensation and 13% of Alvin Murstein's total compensation. We do not believe that these provide any additional incentives for these executives given how high their total compensation packages are ($6.5 million and $3.0 million respectively) and the high percentage of cash/versus non-cash pay. It is worth bearing in mind that Andrew Murstein's total compensation at FYE23 equated to 12% of total earnings to stockholders which in turn, were at "record" highs (including the non-recurring Taxi Medallion recoveries). Excluding Taxi Medallion recoveries, Andrew Murstein was paid INDIVIDUALLY almost 20% of net earnings.

ISS Assumption:

MFIN CEO Pay comparison to ISS Peers and Company Defined Peers is useful.

We think this is flawed. ISS used MFIN's CEO compensation for comparison purposes even though Andrew Murstein, the COO/President is MFIN's highest paid executive. Andrew Murstein had $6.5 million in total comp versus $1.8 million for ISS peers and $4 million for MFIN selected peers. Pay for performance analysis by ISS compares MFIN's CEO salary to peers when ISS is fully aware (and we showed in our presentation to ISS) that Andrew Murstein effectively runs MFIN and his salary is more than double that of his father, MFIN's CEO. We believe that this is intentional on the part of MFIN. Using Andrew Murstein's compensation would have given a materially different result.

ISS Claim:

"The company's TSR performance does not raise significant concerns. The company's TSR has outperformed its peers and the broader market over the one-, three-, and five-year periods ending on the unaffected date. The company's ten-year TSR meaningfully underperforms its peers and the broader market, though this extended period includes the collapse of the taxi medallion market and the impact on the company's medallion loan portfolio."

TSR should raise significant concerns because of the timing of the start period. The collapse of the Taxi Medallion market (and actions taken during the collapse) is what led to the low beginning point for the 3- and 5-year TSR. ISS apparently wants to downplay the Taxi Medallion impact on a 10-year basis but include it (in that it lowered the stock price severely) to compute 3- and 5-year TSR. 3-year TSR began in April 2021, 4 months after the troughs of the 2020 COVID impact and the final year of losses for MFIN, and the 5-year TSR began April 2019 which was after MFIN's largest annual loss (due to Taxi Medallion charge-offs). Stock price and volatility were also impacted by the announcement of the SEC lawsuit. We went to great lengths to show that there were abundant warning signs about the risks in the Taxi Medallion portfolio over 2 years prior its collapse and management and the Board should be held accountable for both the massive portfolio concentration in Taxi Medallions and for ignoring the warning signs. MFIN itself was optimistic about the Taxi Medallion portfolio performance with investors as it stated repeatedly in its 8K filings through November 2016 and as documented in the SEC complaint, right before non-performing Taxi Medallion loans rocketed to 20% of the Taxi Medallion portfolio at year end.

ISS Claim:

"MFIN's operating performance does not raise concerns at this time."

ISS' assessment is flawed. ISS incorrectly and primarily uses an analysis comparison at FYE18 and FYE23 to make this assessment. The net income ISS uses for 2018 is wrong and only includes the 9 months 2Q18 through FYE18. It is worth noting that 1Q18 net income equivalent (under BDC accounting) was boosted by an estimated $29.1 million in unrealized appreciation in Medallion Bank. This increase in Medallion Bank's valuation, which added ~ $200 million to earnings over 3 years, is one of the subjects of the SEC investigation.

Comparisons made between MFIN at FYE23 and after the worst year of its Medallion charge-offs (2018) not surprisingly will show improvement. This is not how you conduct credit analysis especially when the portfolio of a lender has changed materially (Taxi Medallion average loan balances were $262 million in 2018 and $5.9 million at in 2023), and the economic environment has changed entirely (through pre-pandemic, pandemic with fiscal and monetary stimulus, and now post-pandemic). We are not comparing those periods, unless we separate out the portfolio, and it is unclear why ISS is. Any company that goes from the brink of extinction and survives is probably going to have a positive end period over beginning period comparison. Ignoring the trends in the intervening periods is illogical. From a credit analysis/trend perspective, what we have focused on is the post-pandemic period with higher for longer rates (non-zero) and "normalized" charge-off trends for a portfolio that is now almost double the size it was at FYE18. A portfolio that experienced rapid growth from 2020 to 2022 when collateral values were inflated, rates were at 0% and consumers were flush with cash. In almost every other consumer discretionary end-market, we are seeing demand and collateral values decline which is impacting delinquencies, recoveries, and wholesale pricing. This is entirely the point we made and emphasized with MFIN and with ISS; that the last 3 years are not indicative of the next 3 years and that consumer health will likely get worse, not better or stay the same. With 23% of consumer loans subprime, this is a bigger risk for MFIN than other prime-focused lenders. The analysis we conducted pre-pandemic and before and during the Taxi Medallion implosion was mostly to show the breakdown in decision-making, compensation/performance and leadership and how there were ample warnings of the Taxi Medallion issues that were ignored and how MFIN chose to undermine its critics and tout its stock (illegally, per the SEC) rather than work to mitigate its considerable risks.

ISS Claim:

"The company's asset quality appears to have improved as well, with non-performing loans as a percentage of total loans decreasing from 3.4 percent in 2018 to 1.2 percent in 2023."

This is very difficult to believe that ISS came to this conclusion. NPLs are one part of asset quality with charge-offs being the most important, especially for consumer loans which have mandated charge-off periods. ISS compares MFIN at the end of its worst year of Taxi Medallion charge-offs when Taxi Medallion loans were 18% of Total Loans and compares that to the current period where Taxi Medallion loans were <0.5% of Total Loans. Gross Taxi Medallion NPLs made up 72% ($25 million) of NPLs at FYE18 and only 16% ($3.5 million) of Total NPLs at FYE23. Taxi Medallion net charge-offs were $58 million at FYE18, and $911,000 at FYE23. Asset quality has not improved. To my prior observation, comparing those two periods without adjusting for core and non-core is not useful analysis and provides no insight into actual performance. As we point out repeatedly, asset quality as measured by NPLs and Charge-offs has deteriorated markedly for the consumer loan portfolio, which made up 95% of Total Loans at 1Q24. As MFIN itself shows (and FDIC-data confirms), core consumer charge-offs are at a 10-year peak at 1Q24. Any serious analysis should compare apples-to-apples (i.e. consumer to consumer) and eliminate the beneficial or detrimental impact of the non-core or anomalous earnings impact from the Taxi Medallion assets.

ISS Claim:

"Lastly, the company's profitability has improved, with ROA increasing from (2.5) percent in 2018 to 2.3 percent in 2023, and ROCE improving from (9.1) percent in 2018 to 17.1 percent in 2023."

See above. Both periods are heavily influenced by Taxi Medallion assets that are now less than 0.5% of Total Assets.

ISS Claim:

"In discussions with ISS, the company credited the increase in charge-offs to a reversion to the norm, noting that charge-offs in 2021 and 2022 were historically low due to the near-zero interest rate environment and the government stimulus in response to COVID-19 pandemic coupled with a surge in demand in recreation and home improvement loans during the pandemic. The company stated multiple times throughout its 2022 and 2023 earnings calls that it expected net-charge offs to get back to a more normalized level, which it stated in our discussions was between approximately 3 to 6 percent"

We have been through every earnings call transcript in 2022 and 2023 and we found no evidence that MFIN ever mentioned a 3% to 6% "normalized" range. Since the current portfolio is entirely consumer and commercial, that is presumably what "normalized" is being applied to. Their consumer portfolio is 95% of Total Loans. The consumer annual charge-off range has been between 0.49% and 2.46% over the last 10 years (2014 through 2023) per Medallion Bank's FDIC call report. Pre-pandemic and post-GFC impact (2013-2019), the range was 1.34% to 2.46%. Commercial loans have averaged $77 million over the last 6 years (post-conversion from a BDC) so their charge-off impact is minimal. That yields a "normalized" range that is significantly below the "3 to 6 percent".

We went through MFIN's earnings call transcripts for all of 2022, 2023 and 1Q24. There was nothing announced in any of the earnings calls about the normalization range being 3-6% even as the word "normalization" was used a lot without providing any context. During the GFC, the Company's annual charge-off rate peaked at 6%, which is about as bad as it can get. This would represent ~ $127 million in consumer charge-offs at FYE23 loan balances which would be equivalent to 2 years of "record" earnings. That is not a "normalized" bound. That is a catastrophe. From earnings calls transcripts:

- 1Q22 earnings call – No mention of a specific normalization range.
- 2Q22 earnings call – First mention of a specific normalization **rate** for the Recreation portfolio. Anthony Cutrone quote: "But historically, we've seen charge-offs on the rec portfolio that hover around 350 basis points. And on the home improvement side, around 75 basis points. We're well below that. So at some point, we do think it normalizes, although we're not seeing it."
- 3Q22 earnings call – No mention of a **specific** normalization range. Only normalization reference was by Anthony Cutrone: "And we think at some point, it normalizes the charge-off experience, we're starting to get back to that normal historic level."
- 4Q22 earnings call – First mention of a specific normalization **range** for the Recreation portfolio. Anthony Cutrone: "We think Home Improvement is actually back to the historical levels of what we've seen. Rec is still low. We think we get a normalized charge-offs are [sic] in the high 2s [2.00%]."
- 1Q23 earnings call – No mention of a specific normalization range. Anthony Cutrone: "the increased provision is a result of the continued normalization of losses to historic levels in our consumer portfolio"
- 2Q23 earnings call – No mention of a specific normalization range. Anthony Cutrone: "The increased provision is a result of the continued normalization of losses in our consumer portfolio"
- 3Q23 earnings call – No mention of a specific normalization range. Only normalization reference was: "the continued normalization of loss experience in our consumer portfolio up from the unprecedented lows experienced during the pandemic"
- 4Q23 earnings call – No mention of a specific normalization range. Only normalization reference was: "Even with the adoption of CECL and normalization of our loss rates…"
- 1Q24 earnings call – No mention of a specific normalization range. Only normalization reference was: "Even with the adoption of CECL and normalization of our loss rates…"

ISS Claim:
"The dissident concerns regarding director independence are valid, and there is evidence of shareholder discontent. These concerns are somewhat mitigated by the sizeable ownership stake of the Murstein's [sic], which helps to align their interests with other shareholders."

To repeat what we have stated numerous times, we are looking to replace David Rudnick, the father-in-law of Andrew Murstein with no consumer lending experience and that has been on the board for 28 years and Robert Meyer who has been on the board of Medallion Bank since 2016 and MFIN since 2021. Both have also chosen not to investigate the SEC allegations against Andrew Murstein through an independent 3rd party both for their legality and ethical issues. Both have also supported the Board's decision to use stockholder funds to defend Mr. Murstein which we have estimated at $7 million. In this, and other numerous ways, we believe the board does the bidding of the Murstein family and lacks the independence to act in the best interests of stockholders and so we are confused by ISS's support for the incumbent board members if ISS' ostensible focus is on improved governance and board oversight. We would have expected a "Withhold" for Mr Rudnick at least, even if ISS declined to endorse ZimCal's candidates.

As we have also stated repeatedly, the excessively high compensation of Andrew Murstein and the non-contingent nature of his pay has meant that he has made significantly more from annual salary and bonuses than he has realized in his equity ownership of MFIN, which is worth less now than it was 10 years ago even though Murstein's ownership stake has increased (his stock is worth $2.1 million less at 04/12/24 over 04/17/14). For that reason, we believe that Murstein is more "aligned" with the $16 million has been paid in the last 3 years and $22.2 million in the last 5 than he is with ensuring MFIN's share price increases.

ISS Claim:

"ZimCal's main exposure to MFIN it [sic] through its debt; though this does not necessarily mean its interests are entirely misaligned with those of equity holders, it adds some complexity to its story."

Agree that it does not mean we are misaligned. We also agree that it different to an all-equity activist campaign. However, our debt is deeply subordinated, long-dated, and lacking in covenants and we only benefit from an increase in the value of MFIN and have no ability to pursue our own interests as Board members (if we chose to ignore our fiduciary obligation, which we would not).

ISS Claim:

"The dissident's debt position has led to insinuations of attempted greenmail by both sides, with the dissident stating it would prefer to stay invested in the company, and the board stating it has better use for its capital than to redeem debt issued on favorable terms."

This comes directly from MFIN's allegations that we addressed through our C&D letter as well as the published emails on our website. We are deeply concerned that this allegation by MFIN appears to have influenced ISS.

ISS Claim:

"Given that board independence issues have not yet been fully addressed, shareholders who have expressed frustration with certain directors in recent years may see this election as an opportunity to replace an exceptionally long-tenured, non-independent director."

Yes. Except insider ownership is ~30% and an adverse ISS recommendation makes a plurality next to impossible.

We will begin with areas where we agree with Glass Lewis:

"We are concerned that the audit committee failed to put the selection of the auditor up for shareholder ratification at this year's annual meeting."

"We certainly acknowledge the Dissident has raised some valid points regarding the need for the Company to resolve the SEC complaint promptly"

We will now point out issues and concerns we have with Glass Lewis' analysis:

GL Assumption:
1-, 3- and 5-year TSR are representative of performance.

As discussed above, TSR should raise significant concerns because of the timing of the start period and the multitude of events that happened in-between. MFIN also has considerable volatility and so the measurement date makes a big difference for TSR. For example, per MFIN, its 3-yr TSR at 12/31/23 was 118.5% and 4 months later, using a different measurement period, it reported a 3-yr TSR of 15.8%. Our measurement of 3-yr TSR through April 30th, 2024 and May 15th, 2024 yield TSRs of -5.23% and 3.91% respectively. We understand why TSR is used but believe it has limited purpose in this situation given the upheaval in performance, the idiosyncratic issues that MFIN faced, the SEC investigation and the resultant volatility of the stock price.

GL Claim:
"In 2023, the total net income of the Company increased 25.8%, the net income of the recreation segment declined 15.4% and the income of the home improvement segment declined 37.6%. Despite the decrease, the results of the two core segments were better than the peers, whose median profits declined by 34.4% in the case of the Proxy Peers and by 31.9% in the case of the Bank Peers."

This is not an apples-to-apples comparison and also makes our point for us. We argue that Holding Company expenses are both incredibly high ($20.2 million at the Holding Company versus $75.6 million consolidated) and structurally dangerous since dividend flows between the underlying bank subsidiary and the holding company could be suspended or reduced by regulatory action. When these overhead expenses are included and allocated to the two core segments, the core segment profits are materially reduced. Peers include these holding company expenses in their consolidated earnings. We have argued that these Holding Company expenses should be severely reduced which would result in far stronger consolidated earnings.

GL Claim:

"In 2022, the Company recorded a net profit margin of 21.2%, the recreation segment recorded a margin of 35.9%, and the home improvement segment a margin of 26.2%. The median margin of the Proxy Peers was 12.1%, and the median margin of the Bank Peers was 41.3%. In 2023, the Company's net margin contracted to 20.9%, the margin of the recreation segment contracted to 25.2%, and the margin of the home improvement segment contracted to 11.6%. Similarly, the median margin of the Proxy Peers contracted to 3.5%, and the median margin of the Bank Peers contracted to 32.4%."

Yes. MFIN underperformed. Quoting segment returns without incorporating Holding Company overhead is misleading again. This includes the outsized positive impact of non-recurring Taxi Medallion assets in 2022 and 2023. It is difficult to determine how this justifies support for MFIN's performance.

GL Claim:

"The Company's return on equity ("ROE") decreased from 17.5% in 2021 to 13.7% in 2022, as compared to the median ROE of 17.9% in 2021 and 13.5% in 2022 for the Proxy Peers, and 12.7% in 2021 and 13.5% in 2022 for the Bank Peers. In 2023, the Company's ROE was 15.6% as compared to the median ROE of the Proxy Peers of 5.5% and the median ROE of the Bank Peers of 8.7% (Source: S&P Capital IQ)."

Yes. And as we point out, this includes the impact of non-core Taxi Medallion assets that represented <0.5% of total assets at FYE23. The Company's ROE dropped to 10.4% for 2023 and 6.8% at 4Q23 annualized when Taxi Medallion impacts are removed. CORE returns are what will drive valuations and a sustainable business.

GL Claim:

"The Dissident argues that the Company's executive compensation is excessive and that it should be compared to FDIC-regulated lenders, rather than mostly specialty finance companies. The Dissident notes that Andrew M. Murstein, the Company's president and COO, was paid substantially more than executives of selected top-performing banks. … we believe the Dissident's concerns regarding management compensation do not rise to a level that would justify supporting the board change at this time."

We compared compensation to other top performing FDIC-lenders AND to company identified proxy peers. Most importantly, we compared compensation to the amount of revenues, expenses and earnings generated by each institution. We believe that compensation without context means absolutely nothing. We also compared the top paid executives at each institution (rather than the CEO or ostensible leader). At FYE23, MFIN's President, Andrew Murstein was the 2nd highest paid executive relative to earnings in its self-identified proxy peer group at 8.5% (we used all DEF 14A listed peers from 2021-2023 since our analysis went back more than 5 years). At FYE23, Mr. Murstein was also the highest paid executive in cash compensation as a percentage of total SG&A (operating) expenses at 6.3%, and he was the highest paid executive as a percentage of revenues at 1.8%. In both absolute terms ($4.7 million in cash compensation with 2nd place going to The Bancorp at $3.8 million) and compared to key revenue, expense and earnings metrics, Murstein was the highest paid in almost all categories. At FYE23, compared to top performing ZimCal identified commercial banks, Mr. Murstein was relatively overpaid in all categories and was the second highest paid in absolute cash compensation. Murstein was only eclipsed in cash compensation by Synchrony Financial whose President was paid $5.6 million. Synchrony is a consumer lender with an industrial bank, is 45 times larger than MFIN with over 20,000 employees.

GL Claim:

"The board also explained that the peer group, against which the pay of the Company's management is benchmarked, was designed with the consideration of various factors, including that the Company defines itself as a specialty finance company, is not regulated by the Fed, is not a bank holding company, and does not have a single branch or interface with the public for deposits or other bank activities."

Regardless of how the Company chooses to define itself, the single most important criterion for whether an entity is a bank or not is whether it is regulated by the FDIC. The FDIC and Utah DFI limit a regulated entity in ways that no other type of company experiences. Several FDIC-regulated banks do not have bank holding companies and are not regulated by the Fed, which does not make them non-banks. The Company does not service its own loans or interface with customers for deposits (because it is funded entirely by brokered CDs and is not permitted to accept demand deposit accounts) which is most of the reason why commercial banks have branches. Most importantly, in the event of catastrophic failure the FDIC will step in and protect depositors. There is no requirement to maximize recoveries to claimants at the holding company, as there would be for any non-regulated entity. Since almost all MFIN's revenues are from its bank subsidiary, we believe MFIN should be primarily compared to banks.

Our goal in writing this letter is to show that we believe that the proxy advisors support for MFIN's candidates is misplaced and relied in part, on faulty assumptions and analysis. Even if ISS and GL did not believe our candidates were the optimal candidates for the Board, we believe that a "Withhold" would have been justified given the myriad issues we raised around governance, management and business strategy. This shareholder letter records our objections for posterity and makes the proxy advisors aware of our concerns. If we do not prevail in this year's proxy contest, we look forward to possibly presenting our case for change a year from now if MFIN ignores our calls for change and continues to underperform in its core business.

Sincerely,

/s/ Stephen Hodges

Stephen Hodges
President, ZimCal Asset Management
Manager, BIMIZCI Fund LLC
BIMIZCI as Manager, Warnke Investments, LLC

If you have any questions or need assistance in voting, please call:



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Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, Stephen Hodges and Judd Deppisch, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). ZimCal is sending a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**